Exhibit 99.1

XPENG Announces Vehicle Delivery Results for

September and Third Quarter 2025

•	41,581 vehicles delivered in September, up 95% YoY and 10% MoM

•	Achieved record-high monthly milestone of over 40,000 units

•	116,007 units delivered in Q3 2025, a 149% YoY increase

GUANGZHOU, China, October 01, 2025 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for September and the third quarter 2025.

In September 2025, XPENG delivered a record 41,581 Smart EVs, a 95% year-over-year increase and up 10% over the prior month, exceeding the 40,000 monthly deliveries milestone. For the third quarter of 2025, XPENG delivered 116,007 Smart EVs, a 149% year-over-year increase. Cumulative deliveries for the first nine months of 2025 reached 313,196 units, representing a 218% increase from the corresponding period in 2024.

In September, the 10,000th New XPENG P7 officially rolled off the production line, making XPENG P7 the fastest model in the Company’s lineup to achieve 40 JPH (jobs per hour) on a new production line.

XPENG was also awarded the highest MSCI ESG Rating of AAA for the third consecutive year in September, maintaining its leading position in the global automotive industry.

In September, XNGP achieved a monthly active user penetration rate of 83% in urban driving. The Company has rolled out its VLA-powered XNGP with door-to-door full scenario ADAS capabilities, starting with the New XPENG P7 and G7 Ultra models.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.